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SECURITI 02019205 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 13 2002

SEC FILE NUMBER
8-~~029~~678

8-44466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMERICAN HERITAGE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S. MAIN STREET SUITE 601
(No. and Street)

AKRON, OH 44308
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDGAR G INGRAHAM 330-535-0881
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUX & ASSOCIATES, CPA INC. LUX, RALPH EDWARD
(Name — *if individual, state last, first, middle name*)

867 MOE DRIVE SUITE E AKRON, OH 44310
(Address) (City) (State) Zip Code)

CHECK ONE:

- XXX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAY 02 2002 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDGAR G INGRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AMERICAN HERITAGE SECURITIES INC, as of

December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOT APPLICABLE

Signature

President

Title

Notary Public

JOY D. YOHO
Notary Public - State of Ohio
My Commission Expires Dec. 10, 2002

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition./BALANCE SHEET
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. NOT APPLICABLE
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.NOT APPLICABLE
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. NOT APPLICABLE
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT APPLICABLE
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN HERITAGE SECURITIES, INC.
Akron, Ohio

AUDITED FINANCIAL STATEMENT
with
Accountant's Audited Report

for the
Year Ended December 31, 2001

LUX & ASSOCIATES CPA, INC.

CPA'S, CONSULTANTS & BUSINESS DEVELOPMENT SPECIALISTS

867 Moe Drive Suite E
Akron, Ohio 44310
(330) 633-5259
Fax (330) 630-0447
E-Mail: www.luxcpa.com

Board of Directors
American Heritage Securities, Inc.
Akron, Ohio 44308

We have examined the Balance Sheet of American Heritage Securities, Inc. as of December 31, 2001, and the related Statements of Income, Retained Earnings, and Changes in Financial Position for the year then ended. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

These statements are to comply with the annual audit report required by the Securities and Exchange Commission form X-17A-5 Part III. In addition to the above listed statements this report also includes a Statement of Changes in Liabilities, and a computation of Net Capital.

In our opinion the aforementioned financial statements, computations, and supplemental findings, present fairly the financial position of American Heritage Securities, Inc. at December 31, 2001, and the results of its operation and the changes in financial position for the year then ended in conformity with generally accepted accounting principles.

Lux & Associates CPA Inc.

February 28, 2002

Dennis Lux, Accounting Manager **Ray Jurkowski,** Tax Manager

Ralph Lux, Financial/Management Services

AMERICAN HERITAGE SECURITIES INC
Balance Sheet
As Of December 31, 2001

ASSETS

CURRENT ASSETS		
Cash On Hand And In Banks	$	109,530
Accounts Receivable		3,047
Cash Deposit-CRD		102
TOTAL CURRENT ASSETS		112,679
FIXED ASSETS		
Automobile		57,558
Leasehold Improvements		143
Furniture and Fixtures		20,727
Less Accumulated Depreciation		(51,065)
TOTAL FIXED ASSETS		27,363
OTHER ASSETS		
Deposits-Clearing		28,193
Deposit-Workers Compensation		10
Investment		100,924
TOTAL OTHER ASSETS		129,127
TOTAL ASSETS	$	269,169

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued Payroll	$	1,500
Accounts Payable - Trade		747
Withheld and Accrued Payroll Taxes		977
TOTAL CURRENT LIABILITIES		3,224
STOCKHOLDER'S EQUITY		
Capital Stock		45,000
Retained Earnings		220,945
TOTAL STOCKHOLDER'S EQUITY		265,945
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	269,169

See accompanying notes and accountants' report.

AMERICAN HERITAGE SECURITIES INC
STATEMENT OF RETAINED EARNINGS
For The Year Ended December 31, 2001

BEGINNING RETAINED EARNINGS	$	202,981
Prior Years Federal Income Tax Adj		(2,071)
NET INCOME (LOSS)		20,035
ENDING RETAINED EARNINGS	$	220,945

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES INC
Statement of Income
For The Year Ended December 31, 2001

			%
REVENUE			
Commissions Earned	$	64,529	73.19
Miscellaneous Income		23,642	26.81
TOTAL REVENUE		88,171	100.00
OPERATING EXPENSES			
Salaries and Wages		34,520	39.15
Advertising		448	0.51
Automobile Expense		2,355	2.67
Commission Expense		8,098	9.18
Contributions		120	0.14
Depreciation Expense		3,219	3.65
Dues and Subscriptions		186	0.21
Legal and Accounting		715	0.81
Office & Postage		1,556	1.76
Other Operating Expenses		598	0.68
Payroll Taxes		6,127	6.95
Registration Fees		623	0.71
Rents		5,643	6.40
Repairs and Maintenance		201	0.23
Travel		187	0.21
Utilities		2,359	2.68
Information Services		1,741	1.97
Pension Plan		1,042	1.18
TOTAL OPERATING EXPENSES		69,738	79.09
INCOME (LOSS) FROM OPERATIONS		18,433	20.91
OTHER INCOME and (EXPENSE)			
Interest/Dividend Income		9,319	10.57
Gain on Sale of Equipment		(432)	(0.49)
TOTAL OTHER INCOME AND (EXPENSE)		8,887	10.08
INCOME (LOSS) BEFORE TAXES		27,320	30.99
PROVISION FOR TAXES			
Provision For Federal Income Tax		7,285	8.26
TOTAL PROVISION FOR TAXES		7,285	8.26
NET INCOME (LOSS)	$	20,035	22.72

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 20,035.	
ADJUSTMENT TO RECONCILE NET INCOME (LOSS) TO NET CASH:		
Depreciation	3,219.	
(Increase) Decrease In:		
Accounts Receivable	348.	
Other Assets	(24,941.)	
Increase (Decrease) In:		
Accounts Payable	(24.)	
Accrued Expenses	(1,600.)	
NET CASH PROVIDED (USED) BY OPERATIONS		$(2,963.)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Correction of prior years taxes	2,071.	
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		$(2,071.)
NET INCREASE (DECREASE) IN CASH		$(5,034.)
CASH AT BEGINNING OF PERIOD		114,564.
CASH AT END OF PERIOD		$ 109,530.

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

A) INCORPORATION AND ACCOUNTING INFORMATION:

The company is incorporated under the laws of the State of Ohio. It located the principal office in Akron, Ohio and was authorized to do business as of December 17, 1991. Capital stock was issued on January 6, 1992. The books, records and income tax return are maintained on the accrual method of accounting.

B) EQUIPMENT AND DEPRECIATION:

Equipment is carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts and the net difference less any amount realized from the disposition is reflected in earnings.

Maintenance and repairs, including the replacement of minor items are expenses as incurred, and major additions to equipment are capitalized. Depreciation is calculated on the straight-line, ACRS or MACRS method over the estimated useful life of the assets. The company also takes advantage of the IRS section 179 regulation permitting a total write-off of assets during the year of acquisition within certain dollar limits. The current year depreciation charged to expense is $ 3,219. The section 179 write-off of assets for the current year is $ -0-.

C) TAXES ON INCOME:

On the profit of $ 27,320 the company has a federal income tax due of $ 7,285.

STATEMENT OF CHANGES

01/01/2001 to 12/31/2001

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			245,909 [4240]
	A.	Net income (loss)		20,035 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			265,945 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

OMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition			265,945 [3480]
Deduct ownership equity not allowable for Net Capital			[3490]
Total ownership equity qualified for Net Capital			265,945 [3500]
Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
B. Other (deductions) or allowable credits (List)			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
Total capital and allowable subordinated liabilities			265,945 [3530]
Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		42,496 [3540]	
B. Secured demand note deficiency		[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and/or charges		[3610]	-42,496 [3620]
Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
Net capital before haircuts on securities positions			223,449 [3640]
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		2,825 [3733]	
3. Options		[3730]	
4. Other securities		403 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	